Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTALENERGIES

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE (collectively, “TotalEnergies”) as of June 30, 2026, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At June 30, 2026

(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	5,909
Current financial debt	7,274
Current portion of financial instruments for interest rate swaps liabilities	35
Other current financial instruments — liabilities	174
Financial liabilities directly associated with assets held for sale	146
Total current financial debt	13,538
Non-current financial debt	49,525
Non-controlling interests	2,545
Shareholders’ equity
Common shares	7,280
Paid-in surplus and retained earnings	139,898
Currency translation adjustment	(14,146)
Treasury shares	(4,624)
Total shareholders’ equity — TotalEnergies share	128,408
Total capitalization and non-current indebtedness	180,478

As of June 30, 2026, TotalEnergies SE had an issued share capital of 2,281,656,714 ordinary shares with a par value of €2.50 per share, of which 57,468,046 were treasury shares. For more information on the delegations of authority and powers granted to the Board of Directors with respect to share capital increases and authorization for share cancellation, see Exhibit 15.1 (section 4.4.2, chapter 4) to the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on March 27, 2026.

As of June 30, 2026, $8,794 million of TotalEnergies’ non-current financial debt was secured and $40,731 million was unsecured, and all of TotalEnergies’ current financial debt of $13,538 million was unsecured. As of June 30, 2026, TotalEnergies had no outstanding guarantees from third parties relating to its consolidated indebtedness.

For more information about TotalEnergies’ off-balance sheet commitments and contingencies, see Note 13.1 of the Notes to TotalEnergies’ audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on March 27, 2026.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TotalEnergies since June 30, 2026.